UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

VimpelCom successfully enters into a multi-currency term and revolving facilities agreement of up to USD 2.25 billion with several international banks

Amsterdam (17 February 2017) - VimpelCom Group (NASDAQ: VIP), a leading global provider of telecommunications and digital services headquartered in Amsterdam and serving over 200 million customers, announced today that it has successfully entered into a new multi-currency term and revolving facilities agreement (the “TL/RCF”) of up to USD 2.25 billion for VimpelCom Holdings B.V. (“VIP Holdings”). The TL/RCF will replace the existing USD 1.8 billion revolving credit facility signed in 2014. The term facility has a five-year tenor and the revolving credit facility has an initial tenor of three years, with VIP Holdings having the right to request two one-year extensions to the tenor of the revolving credit facility, subject to lender consent. Several international banks have committed to the TL/RCF in an aggregate amount of USD 2.108 billion. The TL/RCF includes an option to increase the amount of the facilities up to the full USD 2.25 billion amount, which would consist of a term facility of USD 562,500,000 and a revolving credit facility of USD 1,687,500,000. VIP Holdings will have the option to make each drawdown under the facilities in either U.S. dollars or euros.

VimpelCom’s Chief Financial Officer Andrew Davies commented: “The agreement to enter into new multi-currency term and revolving facilities is part of VimpelCom’s strategy to centralize and improve the structure of the Group’s financing and we are pleased with the strong commitment we received from several of our major international relationship banks. These new instruments support the Group’s liquidity profile and provide the Group with greater financial flexibility.”

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the structure of VimpelCom’s financing, VimpelCom’s liquidity profile, and the expected greater financial flexibility to be provided by the TL/RCF. The forward-looking statements included in this release that express or imply VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of: continued volatility in the economies in the markets where the companies operate; unforeseen developments from competition; governmental regulation of the telecommunications or digital industries; general political uncertainties in the markets where the companies operate; and government investigations or other regulatory actions and/or litigation with third parties. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VimpelCom with the SEC. The forward-looking statements speak only as of the date hereof, and VimpelCom expressly disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom (NASDAQ: VIP) is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 13 markets including Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia and Laos. VimpelCom, whose licenses cover 10% of the world’s population, operates under the “Beeline”, “Djezzy”, “Jazz”, “Kyivstar” and “banglalink” brands and owns 50% of a joint venture in Italy which operates under the “WIND” and “3” brands. Follow us on Twitter @VimpelCom or visit our website @ http://www.vimpelcom.com.

Contact information

Media and Public Relations VimpelCom Ltd. Neil Moorhouse Tel: +31 20 79 77 200 (Amsterdam) pr@vimpelcom.com	Investor Relations VimpelCom Ltd. Massimiliano Cominelli Tel: +31 20 79 77 200 (Amsterdam) ir@vimpelcom.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: February 17, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel